UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
GrowSquares Inc.

Legal status of issuer

> ***Form***
> C-Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> 12/01/2016

Physical address of issuer
81 Prospect St. Brooklyn, NY 11201

Website of issuer
https://www.growsquares.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 13th, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$93,513	$27,373
Cash & Cash Equivalents	$26,953	$18,737
Accounts Receivable	($57,924)	($11,186)
Short-term Debt	$6,000	N/A
Long-term Debt	$235,340	$75,340
Revenues/Sales	N/A	N/A
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A
Net Income	($99,860)	($36,218)

The above reflects the consolidated financials of GrowSquares, Inc.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript



EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 4, 2019

GrowSquares Inc.

GrowSquares

Up to $1,070,000 of Convertible Notes

GrowSquares, Inc. ("GrowSquares", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 13, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by December 13, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first serve basis. Investors who completed the subscription process by December 6, 2019, will be permitted to increase their investment at any time on or before December 13, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 6, 2019. If the Company reaches its Closing Amount prior to December 13, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.growsquares.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/growsquares.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Growsquares, Inc. is a Delaware C-Corporation, formed on 12/01/2016.

The Company is located at 81 Prospect St., Brooklyn, NY 11201.

The Company's website is https://www.growsquares.com/
_____
A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/growsquares and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Convertible Note being offered	$25,000
Maximum amount of Convertible Note	$1,070,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	12/06/2019
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on pages 14, 16 and 19

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's cash position is relatively weak. The Company currently has only $5,651.51 in cash balances as of August 31, 2019. This equates to 3-4 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of the contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The urban gardening market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company is pre-launch and may not be successful in its efforts to grow and monetize its product. Although the company has received limited revenue from their pilot launch, it has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could

damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive urban gardening space. Additionally, the product may be in a market where customers will not have brand loyalty.

Cyclical and seasonal fluctuations in the economy may have an effect on the Company. Both cyclical and seasonal fluctuations in gardening may affect their business. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $147,827 from its inception through December 31, 2018. For the year ended December 31, 2018, it incurred a net loss of $99,860. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners, or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the valuation could decline.

The reviewing CPA has included a "going concern" note in the reviewed financials. As mentioned, the Company has incurred losses from inception of approximately $147,827 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has conducted related party transactions. During the years ended December 31, 2018 and 2017, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $66,560 and $8,636 respectively and are recorded under 'Receivable -related party' on the balance sheets.

The Company's proprietary technology has a limited history and may perform below expectations. The Company uses proprietary technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful,

it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects may fall short of expectations. The Company's equipment may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for the Company, including increased maintenance costs, decreased revenue, warranty claims, inability to meet delivery requirements, or defaults under its agreements.

Evolving tax, environmental, food quality and safety, or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety, and other regulations and laws could have a material adverse effect on the Company's consolidated financial condition. The Company's activities or products are subject to regulation by various federal, state, and local laws, regulations, and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, and Commerce and Labor. The manufacturing, marketing, and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of its products. The Company is also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving, or revised tax, environmental, food quality and safety, labeling, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on the business and results of operations. Further, if the Company is found to be out of compliance with applicable laws and regulations in these areas, it could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on the business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm the business or reputation.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from

time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

The Company may not be successful in obtaining issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. The Company filed a provisional patent application for SOIL MODULE AND METHOD OF MANUFACTURE THEREOF in March 2018. Filing a provisional patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company has a limited operating history upon which you can evaluate its performance: the Company has recorded limited sales through Q1 2019 and just began recording sales in May 2019. Since the Company's inception in December 2016, it has been designing and developing its product. While sales efforts have begun, and the Company

has accepted a number of deposits for future sales, the Company requires additional capital to manufacture and ship its product. Assuming the Company is able to raise sufficient capital, the management anticipates being able to start deliveries in spring of 2020, but there are numerous risks that may prevent or delay the start of product shipments. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The Company's operating expenses are [already quite high for an early stage company], and the management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company has not filed a Form D for its previous offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Notes reach their maturity date, investors (by a decision of the Convertible Note holders holding a majority of the principal amount of the outstanding Convertible Notes) will receive payment equal to the total of their purchase price plus outstanding accrued interest, or at the election of the majority holders, convert the Convertible Notes into shares of the Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price plus accrued unpaid interest or the amount of common shares at the price of the common shares at the corporate transaction. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock and common stock. If the notes convert because they have reached their maturity date and conversion has been elected by the majority holders, the notes will convert based on a $8,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert in preferred stock at the same price as the preferred stock sold in the qualified equity financing, with additional common stock determined by the outstanding loan balance divided by the conversion price (based on either a discount of 20% to the price in the qualified equity financing, as determined with $8,000,000 valuation cap). If noteholders elect to convert in a non-qualified financing, then notes will convert at the price of the preferred stock issued in the non-qualified financing. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,000,000 valuation cap, so you should not view the $8,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Note. The Convertible Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Convertible Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Convertible Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Convertible Note. Those provisions apply to claims regarding this Offering, the Convertible Notes and possibly the securities into which the Convertible Note are convertible. Under those provisions, disputes under the Convertible Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Convertible Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

GrowSquares aims to provide better gardens through data science and microbiology.

We believe GrowSquares engineers the most personalized and easy to use gardens available. When using our system, more than 92% of people report having grown a successful garden.

Business Plan
Urban gardening is a pain. City dwellers have small plots, little time, and often feel the hassle of acquiring the right tools and techniques isn't worth the meager yields their patio, roof deck, etc. will produce. Besides space constraints, urban gardeners often deal w/ toxic or nutrient-poor soil, varied micro-environments, and a lack of natural pollinators.

We've developed a solution that addresses these constraints and more by engineering an outdoor garden that's fun, productive, and easy to use. The system leverages an app that captures remote microclimate data to help select the best herbs, fruits, and vegetables for our user's environment along with the exact mix of nutrients, minerals, and bacteria missing from their soil. We then aggregate and package all this material (seeds included) into modular square-foot blocks, wrap them in a biodegradable casing, and deliver them directly to our users. Once our gardens are up and running the app is able to make tailored watering, harvesting and troubleshooting recommendations.

The firm's mix of scientific and engineering acumen makes our approach to tackling what's unquestionably an age-old problem so intriguing. Our team features biostaticians, developers, a microbiologist and an expert in industrial design, all critical pieces needed to engineer a solution that has otherwise eluded people for decades. Further, our ability to applying machine learning techniques stands unique in the field and elevates our team above any other in the space today.

The Company's Products and/or Services

Product / Service	Description	Current Market
GrowSquare Block	Personalized garden module topper	$4.5B domestic market for home vegetable gardens that expands when including other remediative gardening tools

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 14.17% of the proceeds, or $21,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Scale production and fund inventory (streamlining vendor management, improving QA&QC and ramping up production)	39	39	31
Building out team (with a focus on marketing and operations)	30	30	27

Develop marketing assets (focused primarily on social media campaigns)	21	21	33
General operating expense (legal, accounting, rent, etc.)	10	10	9

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Zachary Witman	Founder, CEO (12/2017 - present)	Founder, CEO of Growsquares (12/2017 - present): Responsible for finance, business development and strategy functions
Daeshaun McClintock	Head of Microbiology (1/2018 - present)	Head of Microbiology atf Growsquares (1/2018 - present): Responsible for development and of soil formulation and relevant biological mechanisms
Jack Dinning	Head of Industrial Design (12/2017 - present)	Head of Industrial Design at GrowSquares (12/2017 - present): Responsible for the development of physical product including material choice, production parameters and subsequent design

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	5,000	NO	N/A	100%	N/A

The Company has the following debt outstanding:

Type	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
SAFE Note	Angel Investors	$309,000	NA	NA	Converts to equity upon next round	NA	NA

Ownership
A majority of the Company is owned by one person:

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Zachary Witman	Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
GrowSquares, Inc. ("the Company") was incorporated on December 1, 2016 under the laws of the State of Delaware, and is headquartered in New York, New York. The Company is a unique physical, data science and biological agriculture product which aims to target the growing urban farming/gardening market by working with multiple layers of data delivered through a user's iPhone and physical planting box.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $5,651.51 cash on hand as of August 31, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	09/2018	Section 4(a)(2)	SAFE	$309,000	Working capital, product development

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Notes.

The Convertible Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $3,000,000), at the election of the holders.
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing and common stock.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's common stock.
- If noteholders elect to convert in a non-qualified financing, at the price of the preferred stock issued in the non-qualified financing.

The price at which the Convertible Notes sold in this Offering will convert will be:

- If conversion takes place due to a qualified equity financing, the same price as the preferred stock sold in the qualified equity financing, with additional common stock determined by the outstanding loan balance divided by the conversion price (based on either a discount of 20% to the price in the qualified equity financing, as determined with $8,000,000 valuation cap);
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of their principal balance and all accrued and unpaid interest plus 100% of their original principal balance, or the amount of stock the Convertible Notes would convert at the price of the common stock at the corporate transaction; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,000,000 valuation cap.
- If noteholders elect to convert in a non-qualified financing, at the price of the preferred stock issued in the non-qualified financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Notes accrue an annual interest rate of 3%, compounded quarterly.

The securities into which the Convertible Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $150,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Convertible Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Convertible Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Notes in the Regulation D offering convert under similar terms to the Convertible Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights

Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None

Dilution
Even once the Convertible Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the years ended December 31, 2018 and 2017, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $66,560 and $8,636 respectively and are recorded under 'Receivable -related party' on the balance sheets.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled, and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Zachary Witman
_____
(Signature)

Zachary Witman
_____
(Name)

Founder, CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Zachary Witman
_____
(Signature)

Zachary Witman
_____
(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
_____
(Title)

TBD
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials



GROWSQUARES, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

GROWSQUARES, INC.

Years Ended December 31, 2018 and 2017

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of GrowSquares, Inc.
New York, NY

We have reviewed the accompanying financial statements of GrowSquares, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
October 3, 2019

GROWSQUARES, INC.
BALANCE SHEETS
December 31, 2018 and 2017
(unaudited)

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 26,953	$ 18,737
Receivable - related party	66,560	8,636
Total current assets	93,513	27,373
Total assets	$ 93,513	$ 27,373
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 6,000	$ -
Total current liabilities	6,000	-
SAFE notes payable	235,340	75,340
Total liabilities	241,340	75,340
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 10 million shares authorized, no shares issued and outstanding at December 31, 2018 and 2017	-	-
Additional paid-in capital	-	-
Accumulated deficit	(147,827)	(47,967)
Total stockholders' equity	(147,827)	(47,967)
Total liabilities and stockholders' equity	$ 93,513	$ 27,373

See accountants' review report and accompanying notes to the financial statements.

2

GROWSQUARES, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Revenue	$ -	$ -
Operating expenses		
Contractor Expense	64,774	23,743
Rent	17,035	-
General and administrative	12,553	1,975
Travel	5,498	10,500
Total operating expenses	99,860	36,218
Net loss before income taxes	(99,860)	(36,218)
Provision for income taxes	-	-
Net loss	$ (99,860)	$ (36,218)

See accountants' review report and accompanying notes to the financial statements.

3

GROWSQUARES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2018 and 2017

(unaudited)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Earnings (Deficit)	Equity
Balance on December 31, 2016	-	$ -	$ -	$ (11,749)	$ (11,749)
Net loss				(36,218)	(36,218)
Balance on December 31, 2017	-		-	(47,967)	(47,967)
Net loss				(99,860)	(99,860)
Balance on December 31, 2018	-	$ -	$ -	$ (147,827)	$ (147,827)

GROWSQUARES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017
(unaudited)

	2018	2017
Cash flows from operating activities		
Net loss	$ (99,860)	$ (36,218)
Changes in operating assets and liabilities:		
Accounts payable	6,000	-
Related party receivables	(57,924)	(11,186)
Net cash used by operating activities	(151,784)	(47,404)
Cash flows from financing activities		
Proceeds from issuance of SAFE notes	160,000	50,340
Net cash provided by financing activities	160,000	50,340
Net increase in cash and cash equivalents	8,216	2,936
Cash and cash equivalents, beginning	18,737	15,801
Cash and cash equivalents, ending	$ 26,953	$ 18,737
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

GrowSquares, Inc. ("the Company") was incorporated on December 1, 2016 under the laws of the State of Delaware, and is headquartered in New York, New York. The Company is a unique physical, data science and biological agriculture product which aims to target the growing urban farming/gardening market by working with multiple layers of data delivered through a user's iPhone and physical planting box.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Risks and Uncertainties

As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $251 and $0 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statements of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $147,827 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that may affect the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through October 3, 2019, the date these financial statements were available to be issued.

- In June of 2019, the Company entered into a SAFE Agreement for $25,000, under the same terms as those disclosed in Note 4.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $147,827 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $66,560 and $8,636 respectively, and are recorded under 'Receivable -related party' on the balance sheets.

NOTE 4 – SAFE AGREEMENTS

During the years ended December 31, 2018 and 2017, the Company entered into SAFE Agreements (Simple Agreement for Future Equity) with a number of investors in exchange for cash investments totaling $160,000 and $50,340 respectively. The SAFE Agreements have no interest rates or maturity dates.

The SAFE agreements entered into become convertible into shares of SAFE preferred stock. The number of SAFE preferred shares the SAFE agreement is convertible into is determined by whichever calculation provides for the greater number of shares between: A) a percent discount of 0%, 85%, and 90% for $25,000, $160,340 and $50,000 of total SAFE agreements, respectively, to the pricing in the triggering equity financing , and B) the price implied by a valuation cap of $3,000,000, $4,000,000 and $6,000,000 for $25,000, $160,340 and $50,000 of total SAFE agreements, respectively, divided by the capitalization of the Company at the triggering equity financing.

At December 31, 2018, the SAFE Agreements had not yet been converted as a qualifying financing had not yet occurred. No shares of SAFE preferred stock have been authorized or established as of December 31, 2018 but will be prior to the qualifying financing. The SAFE Agreements are recorded as a liability.

NOTE 5 – Common Stock

The Company has authorized 10,000,000 shares of common stock at $0.00001 par value. There have been no equity issuances to date.

EXHIBIT C
PDF of SI Website



Fall 2019

This presentation contains offering materials prepared solely by GrowSquares Inc. without the
Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forw
and information relating to, among other things, the company, its business plan and strategy, a
statements reflect management's current views with respect to future events based informati
are subject to risks and uncertainties that could cause the company's actual results to differ m
cautioned not to place undue reliance on these forward-looking statements as they are meant
and they do not represent guarantees of future results, levels of activity, performance, or achie
cannot be made. Moreover, no person nor any other person or entity assumes responsibility fo
completeness of forward-looking statements, and is under no duty to update any such statem
actual results.

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Better gardens through data science and microbiology

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$1,000	**$8,000,000**	**Convertible Note**
Minimum	Valuation cap	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

GrowSquares is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to None% of the value of the securities sold and equity compensation equal to None% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by GrowSquares without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights	Fundraise Highlights
› 21,000+ users have signed up to use the system so far	› Total Round Size: US $2,000,000
› In Company survey to preliminary customers, 80+% respondents indicated interest in purchasing another GrowSquares Garden	› Raise Description: Seed
› Member of the Futureworks Incubator and Urbantech NYC, programs run by the NYCEDC	› Minimum Investment: US $1,000 per investor
› 1st place winner of USPAACC's 5th annual Innovation & Pitching Competition, presented by Ingersoll Rand	› Security Type: Convertible Note
› Team from MIT, Carnegie Mellon, and Columbia University	› Valuation Cap: US $8,000,000
	› Target Minimum Raise Amount: US $150,000
	› Offering Type: Side by Side Offering

We believe GrowSquares engineers the most personalized and easy to use gardens available. When using our system, more than 92% of people report having grown a successful garden.

Urban gardening's a pain. City dwellers have small plots, little time, and often feel the hassle of acquiring the right tools and techniques isn't worth the meager yields their patio, roof deck, etc. will produce. Besides space constraints, urban gardeners often deal w/ toxic or nutrient-poor soil, varied micro-environments, and a lack of natural pollinators.

We've developed a solution that addresses these constraints and more by engineering an outdoor garden that's fun, productive, and easy to use. The system leverages an app that captures remote microclimate data to help select the best herbs, fruits, and vegetables for our users environment along with the exact mix of nutrients, minerals, and bacteria missing from their soil. We then aggregate and package all this material (seeds included) into modular square-foot blocks, wrap them in a biodegradable casing, and deliver them directly to our users. Once our gardens are up and running the app is able to make tailored watering, harvesting and troubleshooting recommendations.

The firm's mix of scientific and engineering acumen makes our approach to tackling what's unquestionably an age old problem so intriguing. Our team features biostaticians, developers, a microbiologist and an expert in industrial design, all critical pieces needed to engineer a solution that has otherwise eluded people for decades. Further, our ability to applying machine learning techniques stands unique in the field and elevates our team above any other in the space today.

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Gallery

Growsquares Website Explainer

01:47

Public Overview Video.

Media Mentions



USPAACC

EL PAÍS

FALLING WALLS CONFERENCE



IKEA

URBANTECH NYC

The Team

Founders and Officers

Zachary Witman

CEO

Zachary is a strategic and financial leader with over a dozen years' experience in the capital markets. Prior to founding GrowSquares, he worked in Investment Banking roles at PetskyPrunier and FBR Capital Markets before taking on a number of product roles in the hedge fund sector. Zachary received his B.S. in Financial Engineering and Economics from CMU and did his post-grad work in Econometrics and Game Theory at M.I.T.



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Daeshaun McClintock

HEAD OF MICROBIOLOGY

Daeshaun is a microbiologist with a specialty in bacterial spore physiology. A former senior researcher for Novozymes Biologicals, his work historically has focuses on developing microbes for use in bioagriculture. Daeshaun received his B.S in Biochemistry from Virginia Tech.



Jack Dinning

HEAD OF INDUSTRIAL DESIGN

Jack is a designer and researcher, focused on evaluating the health, safety and efficacy of materials. A senior research at the Healthy Materials Lab, Jack leads a group dedicated to improving biofabricated packaging. He received his B.A. in Architectural Studies from Middlebury College and M.A. in Architecture from Parsons School of Design.

Key Team Members

Shunji Wei

Benjamin Meyer

Jingwei Deng

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000

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Minimum Investment: US $1,000

Target Minimum: US $150,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $8,000,000
Interest rate:	3.0%
Note term:	24 months

Additional Terms

Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While GrowSquares has set an overall target minimum of US $150,000 for the round, GrowSquares must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to GrowSquares's Form C.
Regulation CF cap:	While GrowSquares is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



- ● Scale production and fund inventory
- ● Building out team
- ● Develop marketing assets
- ● General operating expense

If Maximum Amount Is Raised



- ● Scale production and fund inventory
- ● Building out team
- ● Develop marketing assets
- ● General operating expense

Investor Perks

Early birds ($10k+ on or before October 31st, 2019) receive:

- Free 6 Module GrowSquares garden
- Free GrowSquares T-Shirt

$25,000 - $99,999 | Above plus 18 module garden and early invite access to our forthcoming in-app network feature

$100,000+ | Above plus lunch/meal with founding team in New York and bi-annual invitation to strategy calls with management

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Highlights **Prior Rounds**

Overview

The graph below illustrates the valuation cap or the pre-money valuation of GrowSquares's prior rounds by year.

The Team

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Prior Rounds

Market Landscape

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This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $309,000
Closed Date	Jun 30, 2019
Security Type	Convertible Note
Valuation Cap	US $6,000,000

Market Landscape



Reported domestic lawn and garden retail sales 2015 - 2018

There are over eleven million domestic urban gardeners. Of these, we're initially targeting millennials and middle class families in America's 100 largest cities, which just so happen to be the two fastest growing sub-segments of the food gardening market. Among families, participation has grown by over 87% over a five-year period, whereas millennials have increased their food gardening spend by 89% over the same interval. Despite this tremendous growth, we believe there remains a significant number of folks who would love to garden but remain intimidated from even beginning. In fact, more than 60% of those with adequate space want a vegetable garden yet relatively few have one. Most (71%) claim either perceived complexity or time that keeps them on the sidelines. We're designing our early platform for these exact consumers; those already comfortable with using an app-based dashboard and willing to pay a premium for increases in efficiency and simplicity.

Our competitors have largely congregated their solutions around a poorly calibrated hardware probe intended to continually monitor the hydration of ones ground or pH level. Alternatively, we've developed a synthetic sensor shown to be much more accurate than our competitors

and more scalable/adaptive. Our plant growth monitor is able to immediately benchmark not only where a plant falls is in its life-cycle but allows insight into its performance.

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Risks and Disclosures

The Company's cash position is relatively weak. The Company currently has only $5,651.51 in cash balances as of August 31, 2019. This equates to 3-4 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of the contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The urban gardening market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company is pre-launch and may not be successful in its efforts to grow and monetize its product. Although the company has received limited revenue from their pilot launch, it has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive urban gardening space. Additionally, the product may be in a market where customers will not have brand loyalty.

Cyclical and seasonal fluctuations in the economy may have an effect on the Company. Both cyclical and seasonal fluctuations in gardening may affect their business. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $147,827 from its inception through December 31, 2018. For the year ended December 31, 2018, it incurred a net loss of $99,860. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners, or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the valuation could decline.

The reviewing CPA has included a "going concern" note in the reviewed financials. As mentioned, the Company has incurred losses from inception of approximately $147,827 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has conducted related party transactions. During the years ended December 31, 2018 and 2017, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $66,560 and $8,636 respectively, and are recorded under 'Receivable -related party' on the balance sheets.

The Company's proprietary technology has a limited history and may perform below expectations. The Company uses proprietary technology that has not been previously implemented on customer projects, and it may experience technological problems that it is unable to foresee. If the implementation of its proprietary technology is unsuccessful, it could negatively impact the successful operation of projects using its systems and may result in additional payments, deductions or defaults under its agreements. In addition, there is a lack of long-term reliability data for its proprietary system. Actual long-term performance of these projects may fall short of expectations. The Company's equipment may be susceptible to damage from weather-related or other unforeseen events. Equipment performance issues could result in significant operational problems for the Company, including increased maintenance costs, decreased revenue, warranty claims, inability to meet delivery requirements, or defaults under its agreements.

Evolving tax, environmental, food quality and safety, or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety, and other regulations and laws could have a material adverse effect on the Company's consolidated financial condition. The Company's activities or products are subject to regulation by various federal, state, and local laws, regulations, and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, and Commerce and Labor. The manufacturing, marketing, and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of its products. The Company is also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving, or revised tax, environmental, food quality and safety, labeling, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on the business and results of operations. Further, if the Company is found to be out of compliance with applicable laws and regulations in these areas, it could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on the business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm the business or reputation.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may

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choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

The Company may not be successful in obtaining issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. The Company filed a provisional patent application for SOIL MODULE AND METHOD OF MANUFACTURE THEREOF in March 2018. Filing a provisional patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

The Company has a limited operating history upon which you can evaluate its performance: the Company has recorded limited sales through Q1 2019 and just began recording sales in May 2019. Since the Company's inception in December 2016, it has been designing and developing its product. While sales efforts have begun, and the Company has accepted a number of deposits for future sales, the Company requires additional capital to manufacture and ship its product. Assuming the Company is able to raise sufficient capital, the management anticipates being able to start deliveries in spring of 2020, but there are numerous risks that may prevent or delay the start of product shipments. Accordingly, the Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company has not filed a Form D for its previous offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

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Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in GrowSquares

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by GrowSquares. Once GrowSquares accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to GrowSquares in exchange for your securities. At that point, you will be a proud owner in GrowSquares.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, GrowSquares has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

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What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now GrowSquares does not plan to list these securities on a national exchange or another secondary market. At some point GrowSquares may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when GrowSquares either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is GrowSquares's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the GrowSquares's Form C. The Form C includes important details about GrowSquares's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

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EXHIBIT D
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Personalized gardens through advanced microbiology and data science









Fall 2019

This presentation contains offering materials prepared solely by GrowSquares Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THE PROBLEM

Urban gardening is complex



5th Ave
5th Ave
E 23rd
Broadway
E 22nd St
E 21st St

(captured sunlight depicted)

A city's environment differs significantly from building to building, making urban gardening more difficult





67%

Of people in cities want a garden

(who have sufficient space)

70% claim complexity, time commitment and price-point prevent them from starting





Amateur gardeners cite confusion with harvesting, trimming and watering as obstacles to successful gardening

MARKET OPPORTUNITY

Urban gardening is one of the fastest-growing sectors of the home improvement market

$4.6B
Annual Urban Spend
On Food Gardens

242%↑
Participation Among
Families Earning >$75K

308%↑
Millennial Spend
On Food Gardening



33M
EX-URBAN

12M
URBAN

Urban Households (millions)



7M — 2008
12M — 2013
17M — 2018

Affluent Family Participation (millions)



$632 — 2008
$1,192 — 2013
$1,944 — 2018

Millennial Spending (millions)

Sources: National Gardening Association (trend data: 2008–13) & (trend data: 2008–13); GardenResearch.co, garden.org 2018

Most "new" gardening households are millennials



CAGR:14%

2016
2017
2018

$0 $100 $200 $300 $400 $500

90% of gardening's growth is driven by millennials

Average gardening household spend is ~$503 with a 14% CAGR

Spending per household on gardening grew by 21% from 2017 to 2018 and is expected to increase by >15% in 2019

88% of millennials want to garden both to capture improved nutrition from their fresh produce as well as to make a positive impact on the environment

Sources: gardencentermag.com. National Garden Survey 2018, Euromonitor, Statista, Columbia University survey 2018

5

OUR SOLUTION

A two-part system for simple, personalized urban gardening


Time To water!
Time To water!
Time to harvest!
GrowSquares

The Mobile App

Analyzes location to identify microclimate
Recommends plants
Guides user through gardening process


Sour Gherkin
Cucumber
Vulcan
Swiss Chard
Beefsteak
Tomatoes

The Garden Squares

10″ × 10″ × 3″ module
Contains seeds, soil, nutrients and more
No planting required

OUR SOLUTION

How it works: A step by step review


SUNLIGHT LEVELS
85%

Identify Microclimate

1



Select Plants

2



Manufacture

3



Plant Garden

4


Time to water!
Time to water!
Time to harvest!

Monitor Progress

5



Harvest & Enjoy!

6

Inside the square

Lid
Biodegradable paper cutout
Water-soluble membrane for transit

Seeds
Suspended at ideal planting depth in soil
Optimally spaced to maximize yield

Soil
Specific to plants & garden conditions
Nutrient-rich for germination

Container
Hemp substrate prevents weed growth
100% organic, biodegradable mushroom blend



Two Production
Patents Pending

16+
Components

A personalized combination
of ingredients tailored to
each users unique garden

OUR SOLUTION

Inside the app

Microenvironmental Analysis

Collects info on location, sunlight, local weather, growing degree-days, potential evapotranspiration, etc.

Recommendation Engine

Returns a list of best plants by factoring environmental, soil and weather data along with plant date and success rates of neighboring gardens

Notification System

Provides personalized watering recommendations based on plant stage, weather, and plant performance

Image Analysis

Identifies plant-specific diseases and isolates pest-infestation markers, allowing for tailored treatment recommendations

Three Data Processing Patents Pending


9:41
Growing Squares
The molds are taking form
Garden Analysis
Sunlight Exposure
The Skylark
Tagine
Bonchon - 38th Street
fic Trimming
38th St
rench Connection
Corporate Office
HSBC Bank
Ave
Day 32
Garden 1
79°F
86° | 78°
MY GARDEN
MY TASKS

COMPETITIVE LANDSCAPE

An affordable, customized, networked solution for urban gardening

	FarmBot	Seedsheet	PlantLink	Click and Grow	HelloGrow	Grobo	GrowSquares
Physical Product Including Soil	No	Yes	No	Yes	Yes	No	Yes
Personalized	Yes	No	No	No	No	No	Yes
Software Driven	Yes	No	Yes	No	Yes	Yes	Yes
Works Without Power	Yes	Yes	No	No	No	No	Yes
Works Without Water Connection	No	Yes	No	Yes	No	Yes	Yes
Cost Per Unit	~$4,000	~$30+	$100+	$99+	$249	$2,000	$20

Increasing margins with scale and automation

$20 Unit Price

Leaving open the possibility to further lower prices to increase adoption

>87% Decrease In Production Cost

Immediate production profitability anticipated

The largest cost component, labor, to fall faster than material as process becomes increasingly automated



	materials
	packaging
	production

Cost

	$0	$2	$4	$6	$8	$10	$12	$14	$16

Units	<1K	1K-5K	5K-15K	15K-50K	50K-100K	100K+
Gross profit:	26%	42%	56%	71%	83%	91%

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

FINANCIAL PROJECTIONS

Anticipated profitability in less than three years

	2019	2020	2021
Total Sales	$135,750	$4,326,000	$12,112,800
Net Sales	$131,644	$4,208,915	$ 11,788,253
COGS	$87,208	$1,447,336	$ 2,456,955
Gross Profit	$44,616	$2,761,548	$ 9,331,298
Gross Margin	33%	64%	77%
Total SG&A	$367,367	$1,921,470	$2,404,109
Total Operating Expenses	$481,843	$3,108,310	$4,850,192
EBITDA	$(437,227)	$(346,762)	$4,481,106
Total Net Income	$(448,214)	$(1,318,762)	$3,671,106

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

PILOT PROJECTS

Feedback from our pilots indicate product market fit, per user revenue of $216 and reorder rates >80%

82% Prefer Combo of Squares & App

84% Would Purchase Again

13.75 # Squares per User

61% $0 Gardening Spend Prev. Year



<$15
>$25
$15-$25

Willingness to Pay
(per square)

CLINTON HILL



Fort Greene Park

$182 x **39** = **$7098**
Per User — Users — In Revenue

43 users in a small section of the Clinton Hill neighborhood participated in our initial proof-of-concept. With no app or defined logistics, users received instruction via email and in-person product delivery.

SANTA MONICA



Ocean Park
VENICE

$226 x **48** = **$9443**
Per User — Users — In Revenue

With 64 users A/B testing our app and various soil formulations, we continue to improve our physical product as well as our mobile interface.

MARKETING SALES CHANNEL

12% of sales will be spent on online marketing

Co-branding with food websites e.g. (FoodNetwork, Epicurious, etc.)

Identified keywords (e.g. "container gardening" & "urban gardening" are low-cost yes result in high traffic



25%
Traditional
domains
30%
Instagram
Youtube
Pinterest
35%
Facebook
10%
Adwords

Create visual content for videos and ads on social media platforms targeted at educating millennial gardeners

Gardeners build communities to ask for advice i.e. Facebook groups—partnering FB pages will be key

Low cost per conversion based on target profile ($0.8-$4.3)

Source: Columbia University SIPA gardening marketing survey 2018

Product rollout by market

NEW YORK

BOSTON

LOS ANGELES

SAN FRANCISCO



OCT · NOV · DEC · JAN · FEB · MAR · APR · MAY · JUN · JUL

INVESTMENT & USE OF FUNDS

Funding allocation and goals

39% Scale production and fund Inventory
Standardizing initial product, improving QA&QC and ramping up production

30% Build out team
Focus on expanding marketing, operations and engineering

21% Develop marketing assets
Including social media campaigns

10% General operating expenses
Legal, accounting, rent, etc.

THE TEAM

A team skilled in science, strategy and product



Zachary Witman

Strategy & Finance





PetskyPrunier INVESTMENT BANKERS
FBR CAPITAL MARKETS

Sean Wu

Data Science





杉数科技 Cardinal Operations

Jianhuan Zeng

Software Engineering





HB 深圳市惠邦知识产权代理事务所 Shenzhen Huibang Intellectual Property Agency

Daeshaun McClintock

Microbiology





novozymes

Jack Dinning

Product Design



Healthy Materials Lab



GrowSquares

EXHIBIT E
Video Transcript

Exhibit E: GrowSquares Video Transcript

GrowSquares Website Explainer
https://vimeo.com/320325259

Picture for a moment working in a garden. You're outside, hands in the soil, wind in your hair... well for those of us in cities, gardening is a totally different animal.

Urban gardeners are often confronted with limited space, dirty air, strange shadows, and mysterious soil. That's why we've created GrowSquares. Here's how it works.

Download the GrowSquares app and tell us how large you want your garden to be. Then simply place your phone at the spot of your future garden and the app will identify the conditions that make your space unique: its sunlight profile, wind levels, even its orientation. After learning about your site, we'll recommend the types of fruits, vegetables, and herbs that will grow best for you.

As soon as you've chose what you'd like to grow, our expert team will put together the perfect mixture of soil, nutrients, minerals, and bacteria and that will make your garden thrive. The mixture is compacted into self-contained, square foot blocks at the heart of which lie the seeds of your selected plants.

The squares are then encased in nutrient-rich wrapping, packed and shipped directly to you. Because they are entirely modular, they're perfect for gardens of any shape or size.

Start your garden by placing your GrowSquares on top of your plot. Once you are up and running, we'll notify you when and how much to ware. We'll even let you know when your plants are ready to harvest.

At GrowSquares, our mission to nurture urban gardening doesn't stop in your backyard. That's why we're partnering with forward-thinking organizations, that bring gardening to city schools all over the country. So, with each order, a garden will be donated to a local urban school – introducing the next generation to the rewards of gardening.

We're GrowSquares. Growing a better future one square at a time.